FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Intershop To Simplify Group Structure

INTERSHOP Communications Aktiengesellschaft

(Name of Registrant)

INTERSHOP Communications Stock Corporation
(Translation of registrant’s Name into English)

Intershop Tower
07740 Jena
Federal Republic of Germany
(011) 49-3641-50-0
(Address and Telephone Number of registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [X]

If “Yes”is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Intershop To Simplify Group Structure

Jena, Germany - July 24, 2003 –Intershop Communications AG (Prime Standard: ISH1; Nasdaq: ISHP) today announced the Company is taking action to further simplify the Company’s group structure.

The Company plans to merge all assets of its fully-owned subsidiary Intershop Software Entwicklungs GmbH with the assets of Intershop Communications AG.

All operating functions as well as the intellectual property rights of Intershop Software Entwicklungs GmbH will be merged into Intershop Communications AG, which in the past has exclusively acted as the holding entity for the Intershop group of companies.

Intershop’s stockholders will be notified in the German Federal Bulletin (Bundesanzeiger) pursuant to section 62, paragraph 3 of the German law regulating the transformation of companies (UmwG). The merger of Intershop Software Entwicklungs GmbH into Intershop Communications AG is expected to be effective by the end of August 2003 when the merger agreement is scheduled to be notarized and registered with the Local Court in Gera, Germany.

The Company expects the transaction will lower the administrative costs of the Group and will have a positive impact on the consolidated earnings per share for fiscal year 2003.

Investor Relations and Press:

Klaus F. Gruendel
T: +49-3641-50-1307
F: +49-3641-50-1002
k.gruendel@intershop.com
www.intershop.de

About Intershop

Intershop Communications (Nasdaq: ISHP; Prime Standard: ISH1) is the market leader in Unified Commerce Management, which can create strategic differentiation for companies by integrating online commerce processes across the extended enterprise. Intershop Enfinity, based on the best practices of Unified Commerce Management, enables companies to manage multiple business units from a single commerce platform, optimize their business relationships, improve business efficiencies and cut costs to increase profit margins. By streamlining business processes, companies can achieve a higher return on investment at a lower total cost of ownership, increasing the lifetime value of customers and partners. Intershop has more than 300 enterprise customers worldwide in a broad range of industries, including multichannel retail and high technology. Customers including Hewlett-Packard, Bosch, BMW, TRW, Bertelsmann, Otto and Homebase have selected Intershop's Enfinity as the cornerstone of their global online commerce strategies. More information about Intershop can be found on the Web at http://www.intershop.com.

This news release contains forward-looking statements regarding future events or the future financial and operational performance of Intershop. Actual events or performance may differ materially from those contained or implied in such forward-looking statements. Risks and uncertainties that could lead to such difference could include, among other things: Intershop's limited operating history, the unpredictability of future revenues and expenses and potential fluctuations in revenues and operating results, significant dependence on large single customer deals, consumer trends, the level of competition, seasonality, risks related to electronic security, possible governmental regulation, general economic conditions, and uncertainty regarding the unlocking of currently restricted cash. Additional information regarding factors that potentially could affect Intershop's business, financial condition and operating results is included in Intershop's filings with the Securities and Exchange Commission, including the Company's Form 20-F dated June 6, 2003.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERSHOP Communications Aktiengesellschaft

Date: July 24, 2003	By: /s/ Dr. Juergen Schoettler
Dr. Juergen Schoettler
Chief Executive Officer
(Vorstandsvorsitzender)